Exhibit 99.1

August 2, 2018

Lithium Americas Files Technical Report for the

Thacker Pass Pre-Feasibility Study

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") today announced that the National Instrument 43-101 Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA has been filed and is available for review under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.lithiumamericas.com/thacker-pass.

About Lithium Americas:

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass project (formerly Stage 1 of Lithium Nevada project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com